UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-00566

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Greif Bros. Corporation Production Associates

401(k) Retirement Plan and Trust

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Greif, Inc.

425 Winter Road

Delaware, Ohio 43015

Exhibit Index on Page 14.

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Greif Bros. Corporation Production Associates 401(k) Retirement Plan and Trust are being filed herewith:

Description	Page No.

Financial Statements and Supplemental Schedule:
December 31, 2002 and 2001 and the year ended December 31, 2002

Report of Independent Auditors	Page 3

Financial Statements:

Statements of Net Assets Available for Benefits	Page 4

Statement of Changes in Net Assets Available for Benefits	Page 5

Notes to Financial Statements	Pages 6 through 11
Supplemental Schedule:

Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year	Page 12

The following exhibits are being filed herewith:

Exhibit No.	Description	Page No.
1	Consent of Ernst & Young LLP	Page 15

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Page 16

Report of Independent Auditors

To the Participants and Administrator of

the Greif Bros. Corporation Production Associates

401(k) Retirement Plan and Trust

We have audited the accompanying statements of net assets available for benefits of Greif Bros. Corporation Production Associates 401(k) Retirement Plan and Trust (the “Plan”) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes at end of year as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

May 2, 2003

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

Statements of Net Assets Available for Benefits

	December 31,
	2002	2001
Investments, at fair value:
Common/collective funds	$1,338,656	$1,171,748
Mutual funds	3,208,322	3,275,454
Common stock	60,922	51,501
Participant notes receivable	451,608	341,375

Total investments	5,059,508	4,840,078
Employer contributions receivable	2,061	1,981
Employee contributions receivable	16,028	15,798

	18,089	17,779
Other	(21,648)	(549)

Net assets available for benefits	$5,055,949	$4,857,308

See accompanying notes.

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002

Additions:
Employee contributions	$1,032,860
Employer contributions	217,936
Investment income (loss):
Net depreciation in fair value of investments	(680,954)
Interest and dividend income	83,675

(597,279)
Deductions:
Net transfers to other plans	(98,443)
Benefits paid to participants	(356,433)

Net increase in net assets	198,641
Net assets available for benefits, beginning of year	4,857,308

Net assets available for benefits, end of year	$5,055,949

See accompanying notes.

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

1. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Greif Bros. Corporation Production Associates 401(k) Retirement Plan and Trust (the “Plan”) are prepared using the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation

The fair values of the participation units owned by the Plan in the funds are based on the redemption value as determined by Key Trust Company of Ohio, NA (the “Trustee”). Redemption value represents the Plan’s original cost adjusted for investment income and any realized and unrealized gains or losses. Unrealized gains or losses are based upon market quotations obtained by the Trustee.

Participant notes receivable are reported at fair value as determined by the Trustee.

Payment of Benefits

Benefit payments are recorded upon distribution.

Administrative Expenses

All administrative expenses of the Plan are paid by Greif, Inc. (the “Sponsor”).

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

2. Description of the Plan

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering all eligible employees with special incentives for retirement savings and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was adopted effective January 1, 1997. Employees are eligible for participation on the first of the month following their date of hire and upon attaining the age of twenty-one.

The Plan provides that the Sponsor will appoint a committee (the “Administrator”) that is responsible for keeping accurate and complete records with regard to the Plan, informing participants of changes or amendments to the Plan, and ensuring that the Plan conforms to applicable laws and regulations. The Plan assets are maintained by the Trustee.

Participant Contributions

Participants may contribute from 1% to 20% of their annual compensation into a choice of investment options. In no event shall the amount contributed for any plan year exceed the amount allowable in computing the participant’s federal income tax exclusion for that plan year.

Employer Contributions

For employees covered under a collective bargaining agreement, the employer matching contributions are contributed in accordance with their respective bargaining agreement.

Employer matching contributions for non-union participants are contributed at an amount equal to 30% of each participant’s before tax contributions up to the extent that such before tax contributions do not exceed 6% of their annual compensation.

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

2. Description of the Plan (continued)

Employer Contributions (continued)

In addition to employee contributions required by certain collective bargaining agreements, the Sponsor may also make contributions, if necessary, to comply with certain non-discrimination requirements of the Internal Revenue Code (“IRC”). These qualified contributions used to comply with the IRC requirements will be fully vested when made and subject to the same withdrawal provisions as 401(k) deferrals.

Participant Notes Receivable

Subject to the Administrator’s approval, the Trustee is empowered to lend to participants a portion of their account balances. Interest rates and terms are established by the Trustee.

Vesting

Participants have full and immediate vesting in all participant contributions and related income credited to their accounts. Participants hired prior to July 1, 2000 also have full and immediate vesting in all employer contributions and related income credited to their account. Participants hired on or after July 1, 2000 vest in employer contributions ratably over a 5 year period.

Investment Options

Participants may designate how Plan contributions are to be invested in any of the following collective/common and mutual funds held by the Trustee: Victory Money Market Fund, EB Money Market Fund, Victory MaGic Fund, AIM Value Fund, Franklin Small/Mid Cap Growth Fund, Janus Twenty Fund, Janus Overseas Fund, Victory Life Choice Growth Investor Fund, Victory Life Choice Moderate Investor Fund, Victory Life Choice Conservative Investor Fund, Victory Stock Index Fund and the PIMCO Total Return Fund. Additionally, participants may invest in funds which invest primarily in common shares of Greif, Inc.

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

2. Description of the Plan (continued)

Payment of Benefits

Withdrawals under the Plan are allowed for termination of employment, hardship (as defined by the Plan), or the attainment of age 59 ½. Distributions may also be made to the participant in the event of physical or mental disability or to a named beneficiary in the event of the participant’s death. Distributions are made in a lump sum or by installment payments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. The final amounts accumulated in the participant’s accounts will be distributed in accordance with

Section 401(k)(10) of the IRC.

3. Investments

During 2002, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated/(depreciated) in fair value as follows:

Net Realized and Unrealized Appreciation/ (Depreciation) in Fair Value of Investments
Mutual and Common/Collective Funds	$(662,264)
Common Stock	(18,690)

$(680,954)

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

3. Investments (continued)

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31,
	2002	2001
Franklin Small/Mid Cap Growth Fund	$376,570	$403,598
Victory Life Choice Moderate Investor Fund	971,045	1,047,888
Victory Stock Index Fund	868,511	967,715
Victory Money Market Fund	568,873	399,883
Victory MaGic Fund	766,581	768,923
PIMCO Total Return Fund	395,671	278,809
Participant Loans, at estimated fair value	451,608	341,375

4. Transactions with Parties in Interest

As of December 31, 2002 and 2001, the Plan owned 2,560 and 1,563 shares of the Sponsor’s common stock with a fair value of $60,922 and $51,501, respectively. Cash dividends received from the Company were $1,094 for the year ended December 31, 2002.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 12, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt. To the extent that any operational issues are identified, the plan administrator has agreed to take appropriate corrective actions.

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002

6. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001
Net assets available for benefits per the financial statements	$5,055,949	$4,857,308
Participant loans deemed distributions	(10,266)	(5,270)

Net assets available for benefits per the Form 5500	$5,045,683	$4,852,038

The above amounts related to participant loans, which were defaulted and deemed distributions as recorded in the Form 5500.

Greif Bros. Corporation

Production Associates 401(k) Retirement Plan and Trust

EIN 31-4388903 Plan 004

Schedule H, Line 4i- Schedule of Assets Held for Investment Purposes

December 31, 2002

Shares	Investment Description	Share Price	Fair Value

	Equity Mutual Funds

10,620	AIM Value Fund	7.51	$79,755

17,156	Franklin Small/Mid Cap Growth Fund	21.95	376,569

6,897	Janus Twenty Fund	29.01	200,073

14,393	Janus Overseas Fund	15.29	220,071

7,827	Victory Life Choice Growth Investor Fund	7.58	59,327

112,260	Victory Life Choice Moderate Investor Fund	8.65	971,045

4,076	Victory Life Choice Conservative Investor Fund	9.15	37,300

66,757	Victory Stock Index Fund	13.01	868,511

	Fixed Income Mutual Funds

37,083	PIMCO Total Return Fund	10.67	395,671

	Total mutual funds		3,208,322

	Common/Collective Funds

40,525	Victory Money Market Fund	14.04	568,873

47,815	Victory MaGic Fund	16.03	766,580

3,203	EB Money Market Fund	1.00	3,203

	Total common/collective funds		1,338,656

	Common Stock

2,560	Greif, Inc. Common Stock*	23.80	60,922

	Loans to Participants

	Participant notes receivable, with interest rates of 5.75% to 10.5%, with various due dates	1.00	451,608

	Total investments		$5,059,508

*	Indicates party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GREIF BROS. CORPORATION PRODUCTION ASSOCIATES 401(K) RETIREMENT PLAN AND TRUST

Date:	June 20, 2003	By:	/s/ MICHAEL L. ROANE
Printed Name: Michael L. Roane
Title: Plan Administrator

GREIF BROS. CORPORATION PRODUCTION ASSOCIATES

401(K) RETIREMENT PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K

FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.

1	Consent of Ernst & Young LLP	Page 15

99.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Page 16